Steve Lin To Call Writer Directly +86 1057379315 steve.lin@kirkland.com	29th Floor, China World Office 2 No.1 Jian Guo Men Wai Avenue Beijing 100004, P.R. China Telephone: +8610 5737 9300 Facsimile: +8610 5737 9301 www.kirkland.com

September 23, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TH International Limited Filing of Draft Registration Statement on Form F-4

Dear Sir or Madam:

On behalf of our client, TH International Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are filing the Company’s draft registration statement on Form F-4 (the “Draft Registration Statement”) relating to the registration the Company’s ordinary shares, which have a par value of US$0.0001 per share. The Company has included in this filing its audited consolidated financial statements as of and for the fiscal years ended December 31, 2019 and 2020. In subsequent filings, the Company plans to include, for the Staff’s review, unaudited consolidated financial statements as of June 30, 2021 and for the six months ended June 30, 2020 and 2021.

If you have any questions regarding the Registration Statement, please contact me at Steve Lin at steve.lin@kirkland.com, + 86 10 5737 9315 (work) or +86 18610495593 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Steve Lin

Steve Lin

Enclosure

c.c.	Yongchen Lu, Chief Executive Officer
Dong Li, Chief Financial Officer
Steve Lin, Esq., Partner, Kirkland & Ellis International LLP
Linda Zhao, Partner, KPMG Huazhen LLP

Licensed foreign lawyers only

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